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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
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                                Amendment No. 4
                                      to
                                SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                         Pursuant to Section 14(d) (4)
                    of the Securities Exchange Act of 1934

                              AST Research, Inc.
                           (Name of Subject Company)

                              AST Research, Inc.
                       (Name of Person Filing Statement)

                    Common Stock, par value $.01 per share
                       (including the associated rights)
                        (Title of Class of Securities)

                                   001907104
                     (CUSIP Number of Class of Securities)

                             Randall G. Wick, Esq.
                      Vice President and General Counsel
                              AST Research, Inc.
                              16215 Alton Parkway
                           Irvine, California 92718
                                (714) 727-7777
         (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

                                with a copy to:

Gary J. Singer, Esq.                                     Henry Lesser, Esq.
O'Melveny & Meyers LLP                                  Irell & Manella LLP
610 Newport Center Drive                               333 South Hope Street
     Suite 1700                                             Suite 3300
Newport Beach, CA  92660-6429                          Los Angeles, CA  90071
     (714) 760-9600                                         (213) 620-1555

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     This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, dated April 21, 1997, of AST Research, Inc., a Delaware corporation ("AST" or the "Company"), as amended, relating to the tender offer (the "Offer") by Samsung Electronics Co., Ltd., a Korean corporation ("Purchaser" or "Samsung"), described in a Tender Offer Statement on
Schedule 14D-1, dated April 21, 1997, as amended. The Offer by Samsung relates to the purchase of all outstanding common stock, par value $.01 per share, of the Company (the "Common Stock"), including the associated preferred stock purchase rights (the "Rights" and together with the Common Stock, the "Shares") issued pursuant to the Company's Amended and Restated Rights Agreement, dated January 28, 1994, between AST Research, Inc. and American Stock Transfer and Trust Company, as Successor Rights Agent, as amended, not owned by Samsung or its affiliates at $5.40 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 1997, of the Purchaser, as amended (the "Offer to Purchase"). The Offer is being made pursuant to the terms of an Agreement and Plan of Merger, dated as of April 14, 1997, by and among Purchaser, AST Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Purchaser, and the Company. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Offer to Purchase.


Item 8.  Additional Information to be Furnished.

       This section is hereby amended and supplemented by addition of the following information thereto:

     On June 18, 1997, Samsung issued a press release announcing that it has extended its cash tender offer to acquire all of the outstanding Shares not currently owned by Samsung or its affiliates for $5.40 per Share. The Offer and withdrawal rights will now expire at 5:00 p.m., New York City time, on Tuesday, July 1, 1997, unless further extended. Consummation of the Offer remains subject to receipt of approval by the government of the Republic of Korea. Samsung has been informed by the Depositary that approximately 27,390,884 Shares (or approximately 87% of the outstanding Shares not owned by Samsung or its affiliates) had been tendered as of June 17, 1997. A copy of the press release issued by Samsung is filed as Exhibit 63 to this Schedule 14D-9 and is incorporated herein by reference.

       Settlement of the California Action.  Following the execution of the
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Memorandum of Understanding by the Delaware Plaintiffs, negotiations occurred between counsel for Purchaser and plaintiff Daniel Sigler regarding a possible settlement of the California Action. As a part of this process, certain discussions also occurred between the Special Committee and its counsel, on the one hand, and Mr. Sigler, on the other. As a result of such negotiations, as of June 18, 1997, Purchaser entered into a memorandum of understanding with Mr. Sigler and the Delaware Plaintiffs (the "Sigler Memorandum of Understanding").

       The Sigler Memorandum of Understanding provides, among other things, that Mr. Sigler will seek dismissal of the California Action, without prejudice, based upon the pendency of the Delaware Action, which incorporates much of the same claims brought on behalf of the same class of plaintiffs, and the pending settlement of the Delaware Action. Additionally, Mr. Sigler will become an associated co-counsel and member of the plaintiffs' counsels' committee in the Delaware Action. The Sigler Memorandum of Understanding further provides that, to the extent the Court in the Delaware Action makes an award of attorney's fees to plaintiffs' counsel in connection with their efforts, Mr. Sigler shall receive up to $110,000 or 12% of the total amount of attorneys' fees awarded, whichever amount is less. In the event the Court in the Delaware Action also awards costs and expenses, Mr. Sigler shall receive no portion of that award. In addition, Mr. Sigler agreed not to seek any award of attorneys' fees or costs in connection with the dismissal of the California Action.

       The parties further agreed that, after execution of a Stipulation of Settlement and final Court approval of the settlement, including class release and dismissal of the Delaware Action, plaintiffs' counsel of record in the Delaware Action, including Mr. Sigler, will jointly apply to the Delaware Chancery Court for an award of attorneys' fees not to exceed $935,000 and an award of expenses not to exceed $50,000, and Purchaser will pay such fees and costs. Defendants will not oppose the application for attorneys' fees and expenses. The Purchaser further agreed to disseminate notice of the settlement of both the California Action and the Delaware Action to the class and to pay costs and expenses incurred in providing such notice. The parties intend to seek to complete as soon as possible the process of entering into, implementing and seeking Delaware Chancery Court approval of, the settlement agreement contemplated by the Delaware Memorandum of Understanding and the Sigler Memorandum of Understanding.

Item 9.  Material to Be Filed as Exhibits.

       This section is hereby amended and supplemented by addition of the following additional exhibit:

Exhibit 63 Press Release, dated June 18, 1997, issued by Samsung Electronics Co., Ltd.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  June 18, 1997
                                  AST RESEARCH, INC.

                                  By:   /s/ Koon Shik Choi
                                      -----------------------------------------
                                      Koon Shik Choi
                                      Chief Financial Officer

                                 EXHIBIT INDEX
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Exhibit
  No.                  Description of Exhibit
-------                ----------------------
63                     Press Release, dated June 18, 1997, issued by Samsung
                       Electronics Co., Ltd.
